SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13G

                                Amendment No. 2

                   Under the Securities Exchange Act of 1934

                          XECHEM INTERNATIONAL, INC.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  983 895 103
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                                (CUSIP Number)

      Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

                              Page 1 of 5 pages

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                                                             Page 2 of 5 pages

CUSIP No.:  983 895 103
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  1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

      Dr. Ramesh Pandey
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  2)  Check the Appropriate Box if a Member of a Group

      (a)   Not Applicable
      (b)   [ X ]
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  3)  SEC Use Only
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  4)  Citizenship or Place of Organization                  United States
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Number of         5)    Sole Voting Power                   23,821,945 (1)(2)
Shares              ------------------------------------------------------------

Beneficially      6)    Shared Voting Power
Owned              ------------------------------------------------------------

by Each           7)    Sole Dispositive Power              23,821,945 (1)(2)
Reporting           ------------------------------------------------------------

Person With       8)    Shared Dispositive Power
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  9)  Aggregate Amount Beneficially Owned by Each Reporting 23,821,945 (1)(2)
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10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
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11)   Percent of Class Represented by Amount in Row (9)     31.1%
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12)   Type of Reporting Person                              IN
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(1)   Dr.  Pandey  also  owns 100% of the  Company's  Class A  Preferred  Stock, amounting to 2,500 shares, which entitles him to cast 1,000 votes per share on each matter presented to Company stockholders, voting together as a single class with Common Stockholders on matters other than those relating to Class A Preferred Stock and except as may be required by the Delaware General Corporation Law.

(2) Includes 2,733,945 shares of Common Stock owned directly and 21, 088,000 shares of Common Stock receivable upon conversion of 13,180 shares of Class C Series 3 Preferred Stock.


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                                                             Page 3 of 5 pages

Item 1(a)   Name of Issuer:

                  Xechem International, Inc.

Item 1(b)   Name of Person Filing:

                  Dr. Ramesh Pandey

Item 2(b)   Address of Principal Business Office or, if none, Residence:

                  100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901

Item 2(c)   Citizenship:

                  United States

Item 2(d)   Title of Class of Securities:

                  Common Stock

Item 2(e) CUSIP Number:

                  983 895 103

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:

      (a) [ ] Broker or Dealer  registered  under Section 15 of the Act
      (b) [ ]}Bank as  defined  in  section  3(a)(6)  of the Act
      (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
      (d) [ ] Investment Company registered under section 8 of the Investment Company Act
      (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d- 1(b)(1)(ii)(F)
      (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
      (h) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4 Ownership

      (a)   Amount Beneficially Owned:

                  23,821,945 shares of Common Stock(1)(2)

      (b)   Percent of Class:

                  31.1%



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                                                             Page 4 of 5 pages

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote 23,821,945(1)(2) (ii) shares power to vote or to direct the vote (iii) sole power to dispose or to direct the dis23,821,945(1)(2) (iv) shared power to dispose or to direct the disposition of

Item 5 Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being
       Reported on By the Parent Holding Company

                  Not applicable

Item 8 Identification and Classification of Members of the Group

                  Not Applicable

Item 9 Notice of Dissolution of Group

                  Not Applicable






















            ------------------------


(1) Dr. Pandey also owns 100% of the Company's Class A Preferred Stock, amounting to 2,500 shares, which entitles him to cast 1,000 votes per share on each matter presented to Company stockholders, voting together as a single class with Common Stockholders on matters other than those relating to Class A Preferred Stock and except as may be required by the Delaware General Corporation Law.

(2) Includes 2,733,945 shares of Common Stock owned directly and 21, 088,000 shares of Common Stock receivable upon conversion of 13,180 shares of Class C Series 3 Preferred Stock.

                                                             Page 5 of 5 pages
Item 10.    Certification


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: February 14, 1997

Signature:

/s/ Dr. Ramesh Pandey
        -----------------------------------

 Dr. Ramesh Pandey








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